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July 31, 2024

VIA EDGAR

Messrs. Joshua Gorsky, Tim Buchmiller

Division of Corporation Finance – Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Tevogen Bio Holdings Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed July 23, 2024 File No. 333-280414

Dear Messrs. Gorsky and Buchmiller :

This letter is submitted on behalf of Tevogen Bio Holdings Inc. (the “Company”) in response to the comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in a letter dated July 30, 2024 with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-1 filed by the Company on July 23, 2024 (the “Registration Statement”). For your convenience, the Staff’s numbered comment is set forth in bold, followed by the response on behalf of the Company.

Amendment No. 1 to Registration Statement on Form S-1

General

1.	We have reviewed your response to prior comment 1 and, based on the information you have provided, we are not in a position to agree with your analysis that the 300,000 shares of common stock underlying the Series A-1 Preferred Stock that remain unsold can be registered for resale at this time consistent with Questions 139.06 and 139.11 of our Compliance and Disclosure Interpretations relating to Securities Act Sections. In this regard, we continue to note from your response and disclosure that the closing of the sale of all of the 600 shares of Series A-1 Preferred Stock has not yet occurred, and that the purchaser has only paid a portion of the purchase price to date. In addition, we note that you have not indicated when the closing of the unsold Series A-1 Preferred Stock will occur. Given that a portion of the shares of the Series A-1 Preferred Stock has not yet been sold to the purchaser, that Section 1 of the Amended and Restated Securities Purchase Agreement, dated as of March 27, 2024, filed as Exhibit 10.18 to this registration statement, indicates that the purchaser would pay the Second Purchase Price within one business day of that agreement, and that date has already passed, and that the payment of the Second Purchase Price does not appear to be subject only to the filing or effectiveness of a resale registration statement, there does not appear to be an agreed upon target closing date for the second purchase to be completed that would indicate that the closing of the private placement of the unsold securities will occur within a short time after the effectiveness of the resale registration statement, as contemplated by Question 139.11. Accordingly, please remove from the registration statement the 300,000 shares of common stock underlying the 300 shares of Series A-1 Preferred Stock that have not yet been sold to the purchaser, or, alternatively, disclose the date when the sale of the unsold Series A-1 Preferred Stock will occur that is within a short time after effectiveness of the registration statement as contemplated by Question 139.11.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in Amendment No. 2 to the Registration Statement, is removing from the Registration Statement the 300,000 shares of common stock underlying the 300 shares of Series A-1 Preferred Stock that have not yet been sold to the purchaser.

* * * *

Messrs. Joshua Gorsky, Tim Buchmiller

Division of Corporation Finance

July 31, 2024

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. If the Staff should have any questions, or would like further information, concerning the response above, please do not hesitate to contact the undersigned at (410) 659-2778. We thank you in advance for your attention to the above.

Sincerely,

/s/ William I. Intner

William I. Intner

Enclosures

cc:	Ryan Saadi, CEO and Chairperson of the Board of Directors, Tevogen Bio Holdings Inc.
Kirti Desai, CFO, Tevogen Bio Holdings Inc.
J. Nicholas Hoover, Hogan Lovells US LLP